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                              November 12, 2021

       Pierluigi Paracchi
       Chief Executive Officer
       Genenta Science S.r.l.
       Via Olgettina No. 58
       20132 Milan, Italy

                                                        Re: Genenta Science
S.r.l.
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted October
29, 2021
                                                            CIK No. 0001838716

       Dear Mr. Paracchi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1 submitted October 29, 2021

       Cover Page

   1. Please tell us whether the "Reserved Offering" will commence promptly, or provide your analysis how the
offering as currently described complies with the requirements for a continuous offering.
Refer to Rule 415(a)(1)(ix).
       Item 8. Exhibits and Financial Statement Schedules, page II-2

   2. It appears you are redacting information from Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, and
                                                        10.7. Please revise to
mark the exhibit index to indicate that portions of the exhibits have been omitted and
include a prominent statement on the first page of the redacted exhibit that certain identified
information has been excluded from the exhibit because it is both
 Pierluigi Paracchi
Genenta Science S.r.l.
November 12, 2021
Page 2
      not material and is the type that the registrant treats as private or confidential as required by Item 601(b)(10)(iv) of Regulation S-K.
       You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-6001 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                              Sincerely,
FirstName LastNamePierluigi Paracchi
                                                              Division of
Corporation Finance
Comapany NameGenenta Science S.r.l.
                                                              Office of Life
Sciences
November 12, 2021 Page 2
cc:       Norwood P. Beveridge, Esq.
FirstName LastName